KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

10 December, 2004

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

04046954

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 10 December, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

KCI KONECRANES PLC STOCK EXCHANGE RELEASE 10 December, 2004 12.30 noon 1

KCI KONECRANES SHAREHOLDERS' MEETING APPROVES EXTRA DIVIDEND

An extraordinary general meeting of KCI Konecranes Plc held on 10 December 2004 at 11.00 a.m. decided to pay an extra dividend of one euro per share, based on the approved balance sheet for the financial period ended 31 December 2003, as proposed by the company's Board of Directors.

The dividend will be paid to those shareholders listed in the shareholder register maintained by the Finnish Central Securities Depository Ltd on the record date, 15 December. The extra dividend will be paid on 22 December 2004.

Effect of the extra dividend on the 2003 option scheme:

The company's Board of Directors decided to reduce the share subscription prices under KCI Konecranes Plc's 2003 option scheme according to the terms and conditions of the scheme. The new subscription prices as of the record date 15 December are as follows:
- for stock option 2003A 19.56 euro (previously 20.56 euro)
- for stock option 2003B 21.62 euro (previously 22.62 euro)
- for stock option 2003C 19.56 euro (previously 20.56 euro)

Notwithstanding the above, the Board may decide to increase the share subscription price pursuant to the 2003B and 2003C stock options before the relevant share subscription period pursuant to such stock options has commenced. In May 2004, however, the Board already increased the share subscription price pursuant to the 2003B stock options. The terms and conditions of the 2003 stock option scheme are available on our Investor homepage at: www.kcigroup.com .

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). In 2003, Group Sales totalled EUR 665 million with over 4300 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Teuvo Rintamäki, Chief Financial Officer, phone +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
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